Kelly Strategic ETF Trust
7887 East Belleview Avenue, Suite 1100
Denver, Colorado 80111

November 22, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Kelly Strategic ETF Trust (the “Trust”)
Registration Statement on Form N-1A
File Nos. 333-258490, 811-23723
Dear Mr. Sutcliffe:

This letter sets forth responses to comments received orally pertaining to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A submitted by the Trust on November 15, 2021 for the purpose of registering shares of the Kelly E-Commerce & Logistics Sector ETF, Kelly Fintech & Digital Payments Sector ETF, Kelly Internet of Things Technology ETF, Kelly Hotel & Lodging Sector ETF, Kelly Residential & Apartment Real Estate ETF, Kelly Technology & E-Commerce Real Estate ETF, and Kelly CRISPR & Gene Editing Technology ETF (each, a “Fund” and, collectively, the “Funds”).

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.Please revise the disclosure regarding the principal investment strategy of the Kelly CRISPR & Gene Editing Technology ETF to reflect the limits on weights of the relevant subsectors described in the Index methodology.

Response: The Registration Statement has been revised accordingly.

2.With respect to the Kelly Technology & E-Commerce Real Estate ETF:

a.Please revise the description of the Fund’s principal investment strategy to match the description of eligible security types in the methodology for the Fund’s Index;
b.Please revise the description of the Fund’s principal investment strategy to match the market capitalization eligibility in the methodology for the Fund’s Index;
c.Please revise the description of the Fund’s principal investment strategy to match the reconstitution and rebalancing schedule in the methodology for the Fund’s Index;
d.Please revise the description of the Fund’s principal investment strategy to match the constituent weighting methodology for the Fund’s Index; and
e.Please provide additional detail in the descriptions in each of the sectors described in the Summary prospectus.

Response: The Registration Statement has been revised accordingly.

3.With respect to the Kelly E-Commerce & Logistics Sector ETF, in the “Principal Investment Strategies of the Fund” section, please write out “Infrastructure” in the caption currently titled “E-Commerce Technology Infra & Support Services.”

Response: The Registration Statement has been revised accordingly.

4.With respect to the Kelly Fintech & Digital Payments Sector ETF, please revise the paragraph below as indicated.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in Fintech Companies. ~~For the purposes of the foregoing policy, the Fund defines “ ”~~ The foregoing policy may be changed without shareholder approval upon 60 days’ written notice to shareholders.

Response: The Registration Statement has been revised accordingly.

5.In the section titled “Additional Information about the Principal Risks of Investing in the Funds,” Concentration Risk is not marked for the Kelly CRISPR & Gene Editing Technology ETF in the table, but it is noted as a risk of the Fund in the applicable Summary section. Please reconcile.

Response: The referenced table has been revised to mark Concentration Risk as a risk of the Kelly CRISPR & Gene Editing Technology ETF.

6.Please add a description of “Concentration Risk” to the section titled “Additional Information about the Principal Risks of Investing in the Funds.”

Response: The Registration Statement has been revised accordingly.

7.With respect to the disclosure regarding other accounts managed by the Funds’ portfolio managers in the section titled “INVESTMENT ADVISER AND SUB-ADVISER–Portfolio Managers,” please confirm that all of the Other Accounts are managed by each of the portfolio managers listed. If any portfolio manager manages any account separately from the others, the number of Other Accounts managed by each portfolio manager should be broken out for each individual.

Response: The Trust confirms that all of the Other Accounts are managed by each of the portfolio managers listed.

8.On the “Signatures” page, please ensure that the signature dates match the date of the signature page.

Response: The Trust confirms that the signature dates match the date of the signature page.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.
Sincerely,

/s/ Eric Simanek